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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69637

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CERES SECURITIES, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 N Eddy St Ste 200

(No. and Street)

South Bend (City) IN (State) 46617 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L Cardinal 574-208-9173

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Invoking Exemption

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

OFFICE OF
THE SECRETARY

June 25, 2015

IN THE MATTER OF: Ceres Securities, LLC, 18 Shipyard Drive, Suite 2B, Hingham, MA 02073-1670. SEC FILE NO.: 8-69637	: ORDER GRANTING : REGISTRATION PURSUANT : TO SECTION 15(b) OF : THE SECURITIES EXCHANGE : ACT OF 1934

Ceres Securities, LLC, hereinafter referred to as the Applicant, having completed its application with the Commission for registration as a broker or dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority's Central Registration Depository System on June 17, 2015; and

The Commission having found that the application contains the information prescribed under Section 15(b) and the rules thereunder. The Commission has not passed on the accuracy or adequacy of the information, and the effectiveness of Applicant's registration does not imply Commission approval or disapproval. Accordingly,

IT IS ORDERED, that the Applicant's registration be and hereby is granted, effective upon Applicant's approval for membership in a self-regulatory organization (a national securities exchange registered under Section 6, or a securities association registered under Section 15A, of the Securities Exchange Act of 1934).

FOR THE COMMISSION, by the Office of Compliance Inspections and Examinations, pursuant to delegated authority.

Brent J. Fields,
Secretary

OATH OR AFFIRMATION

I, Steven L Cardinal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CERES SECURITIES, LLC, as of December 31st, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Steven L Cardinal
Signature

President, CFO / CCO
Title

Notary Public

HEIDI M. ADAMOVSKY
Seal
Notary Public - State of Indiana
St Joseph County
My Commission Expires Jan 31, 2024

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Duly Authorized Officer Affirmation

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2018

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). Pursuant to 17 C.F.R. §240.17a-5(e)(1)(A), the Company is exempt from the requirement to engage an independent public accountant to provide the reports required under 17 C.F.R. § 240.17a-5(d)(1)(i)(C).

This Duly Authorized Officer Affirmation was prepared as required by 17 C.F.R. § 240.17a-5(e)(1) and (2). To the best of its knowledge and belief, the Company states the following:

1. The financial report is true and correct.

2. Neither the broker or dealer, nor any partner, office, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as a customer.

Dated: February 26, 2019

Steven L Cardinal

Name: Steven L Cardinal

Title: President/CCO/CFO

Ceres Securities LLC

Financial Statements as of and for
the Year Ended December 31, 2018

Ceres Securities LLC
Statement of Financial Condition
For the Period Ended December 31, 2018

ASSETS	
Cash and cash equivalents	$ 80,570
Receivable from brokers or dealers	-
Property and equipment, net	-
Goodwill and intangible assets, net	-
Other assets	-
TOTAL ASSETS	**$ 80,570**
LIABILITIES & EQUITY	
Liabilities	
Accounts payable	$ -
Accrued compensation and commissions payable	-
Accrued interest	-
Accrued management fees	-
Accrued real estate taxes	-
Other liabilities	-
Total Liabilities	-
Equity	
Members equity	100
Additional paid in capital	1,555,253
Retained Earnings	(1,474,783)
Total Equity	**80,570**
TOTALLIABILITIES & EQUITY	**$ 80,570**

Ceres Securities LLC
Statement of Income
For the Period Ended December 31, 2018

Income	
Sales income	$ 129,470
Total income	**129,470**
Operating expenses	
Salaries and wages	363,384
Sales commissions	74,936
Payroll taxes	280,824
Employee benefits	-
Travel, meals and entertainment	35,348
Total operating expenses	**754,492**
Other expenses	
Legal and accounting	6,264
Marketing	3,060
Rent	35,064
Telephone	348
Utilities	168
Insurance	1,676
Regulatory fees	13,598
Total other expenses	**60,178**
Total expenses	**814,670**
Net income (loss)	**$ (685,200)**

Ceres Securities LLC
Statement of Cash Flows
For the Period Ended December 31, 2018

Net income from operations	**$ (685,200)**
Add back non-cash expenses:	
Depreciation and amortization	-
Net cash flow from operations	(685,200)
Sources (uses) of cash:	
Accounts receivable	-
Liabilities	-
Other assets	-
Total sources (uses) of cash	-
Net cash flow from operating activities	**(685,200)**
Cash flow from investing activities:	
Fixed Assets (Addition) Disposition	-
Net cash flow from investing activities	-
Cash flow from financing activities:	
Loan proceeds	-
Principle payments on notes	-
Capital stock	-
Paid-in capital	707,157
Dividends paid	-
Retained earnings	-
Net cash flow from financing activities	**707,157**
Net increase (decrease) in cash	**21,957**
Cash at beginning of period	58,613
Cash and equivalents at end of period	**$ 80,570**

Ceres Securities LLC
Statement of Changes in Equity
For the Period Ended December 31, 2018

	Members equity	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2018	$ 100	$ 848,096	$ (789,583)	$ 58,613
Net income (loss) for the period	-	-	(685,200)	(685,200)
Capital contributions	-	671,577	-	671,577
Members shared expenses agreement	-	35,580	-	35,580
Balance at December 31, 2018	$ 100	$ 1,555,253	$ (1,474,783)	$ 80,570

Ceres Securities LLC
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Period Ended December 31, 2018

Balance at January 1, 2018	-
Additions	-
Deductions	-
Balance at December 31, 2018	-

CFO Footnote: Ceres Securities has had no liabilities since inception.

Ceres Securities LLC
Notes to Statement of Financial Condition
For the Period Ended December 31, 2018

General and Summary of Significant Account Policies

Description of Business - Ceres Securities LLC (the "Firm") is a Limited Liability Company formed on May 20th, 2015 with the Secretary of State in Delaware. The firm is a wholly owned subsidiary of Ceres Partners, LLC, the sole member. Ceres Partners makes capital contributions to the firm, and in addition, has an expense sharing agreement to cover operating expenses such as rent and utilities. The Office of Supervisory Jurisdiction is located at 1251 N Eddy St, Ste 200 in South Bend Indiana.

The firm is a registered broker dealer with the Securities Exchange Commission (SEC), and a member of FINRA. Steve Cardinal serves as the Firms President, Managing Director, General Securities Principal, Chief Compliance Officer, and FinOP. Barbara Keady supervises the Hingham, MA branch.

The Firm serves as a Placement Agent to the single issuer fund, Ceres Farms LLC. Ceres Securities and the fund only engage with sophisticated and accredited investors.

Basis of Presentation

The statement of financial condition is prepared in accordance with accounting principals generally accepted in the United States of America.

Cash and Cash Equivalents

The firm holds multiple deposit accounts that are all immediately liquid.

Income Taxes

The firm has a single member LLC, and as such, is not responsible for income tax. Income or loss attributed to the company is passed through the sole member in accordance with FASB topic 740.

Regulatory Requirements

Ceres Securities does not handle investor funds or securities. It relies on the Exemption from SEC Rule 15c3-3 under SEC Rule 15c3-3(k)(2)(i). Ceres Securities LLC meets or exceeds Net Capital Requirements for all periods within the reporting period. Excess Net Capital has been sufficient to allow expansion and/or changes within the company.

No material differences exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17A-5 PART IIA filing as of December 31, 2018.

Subsequent Events

Management has reviewed subsequent events and found that there are no material subsequent event that would require recognition or disclosure in the notes to the financial condition,

Ceres Securities LLC
Computation of Net Capital
Computation for Determination of Reserve Requirements
Reconcilement of Computation of NC and Determination of RR
For the Period Ended December 31, 2018

Computation of Net Capital	
Total Assets	80,570
Less Illiquid Assets	-
Less Nonallowable Assets	-
Total Liabilities	-
Net Capital	**80,570**

Computation for Determination of Net Capital	
Limited Broker (Agent)	5,000
Net Capital Requirement for Ceres Securities LLC	**5,000**

Reconcilement of Computation of Net Capital	
Calculated Net Capital	80,570
Less Net Capital Requirement for Ceres Securities LLC	5,000
Excess Net Capital for Ceres Securities LLC	**75,570**

Footnotes:
No material differences exists between the financial statement computations of Net Capital and the computations included in the companies corresponding form X-17A-5 PART IIA filing as of December 31, 2018.

m)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******2023*********************MIXED AADC 220
69637 FINRA DEC
CERES SECURITIES LLC
1251 N EDDY ST STE 200 STE
SOUTH BEND, IN 46617-1478

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Cardinal (574) 208-9173

2. A. General Assessment (item 2e from page 2) $ 194.21

B. Less payment made with SIPC-6 filed (exclude interest) (Ø)

_______________ Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) $ 194.21

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 194.21

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 194.21

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Ceres Securities, LLC
(Name of Corporation, Partnership or other organization)

Steven L Cardinal
(Authorized Signature)

Dated the 22nd day of January, 20 19.

Pres / CFO / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

FINRA ID 269903

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2018 and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 129,470
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 129,470
2e. General Assessment @ .0015	$ 194.21 (to page 1, line 2.A.)

Ceres Securities LLC
Report for Material Inadequacies
For the Period Ended December 31, 2018

CCO/CFO Attestation: Ceres Securities has met all firm requirements for financial and reserve requirements during 2018.

Steven L Cardinal CFO/CCO

Ceres Securities, LLC

Exemption Report

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2018

Ceres Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1)..

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Steve Cardinal certify that. To the best of my knowledge and belief, this Exemption Report is true and correct

Dated: February 26, 2019

Steven L Cardinal

Name: Steven L Cardinal

Title: President/CCO/CFO

✓ **Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.**

Filing ID: 2808225 (Please retain this number for further inquiries regarding this form)
Submitted By: scardinal
Submitted Date: Thu Feb 28 08:52:20 EST 2019

All fields marked with * are mandatory.

Annual Audit Notice Information:

Broker-dealers are reminded that effective for fiscal years ending on or after June 1, 2014, the Annual Reports must include either: (1) an exemption report and a report prepared by an independent public accountant based on a review of the statements in the exemption report if the broker-dealer claimed that it was exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 throughout the most recent fiscal year; or (2) a compliance report and a report prepared by an independent public accountant based on an examination of certain statements in the compliance report if the broker-dealer did not claim that it was exempt from Rule 15c3-3 throughout the most recent fiscal year.
For more information on these requirements, see SEC Release No. 34-70073 available at http://www.sec.gov/rules/final/2013/34-70073.pdf .

Annual Audit Filing Guidelines (effective February 2016):
Pursuant to SEA Rule 17a-5(d)(6), a broker-dealer required to prepare an annual audit report must file the report at the regional office of the Commission, the Commission's principal office in Washington, DC, the principal office of its designated examining authority, and with the Securities Investor Protection Corporation ("SIPC") if the broker or dealer is a member of SIPC. Copies of the reports must be provided to all self-regulatory organizations ("SROs") of which the broker or dealer is a member, unless the SRO by rule waives this requirement. In an attempt to reduce redundancies and to streamline the filing requirements regarding SEA Rule 17a-5(d), FINRA has worked with the exchanges for which FINRA currently performs regulatory services to facilitate a single filing of annual audit reports, which eliminates the need for multiple filings in most cases.

Effective February 1, 2016, your firm's electronic submission of the annual audit report to FINRA via Firm Gateway satisfies any requirement under SEA Rule 17a-5(d)(6) that it be submitted to the following SROs:

BOX Options Exchange, LLC

Cboe BZX Exchange, Inc., Cboe BYX Exchange, Inc.

Cboe Exchange Inc., Cboe C2 Exchange, Inc.

Cboe EDGA Exchange Inc., Cboe EDGX Exchange, Inc.

Investors Exchange LLC (IEX)

Miami International Securities Exchange, LLC, MIAX Pearl, LLC

Nasdaq ISE, LLC, Nasdaq GEMX, LLC, Nasdaq MRX, LLC

Nasdaq Stock Market, LLC, Nasdaq BX, Inc., NASDAQ PHLX LLC

New York Stock Exchange, Inc., NYSE Arca, Inc., NYSE American, LLC